UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 21, 2014

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of June 30, 2014

(presented on a comparative basis with 2013)

UNAUDITED FINANCIAL STATEMENTS

as of June 30, 2014

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

In compliance with the rules of the National Securities Commission (Periodic Reporting Requirements – Title IV – Chapter III – Section 4), Petrobras Argentina S.A.’s Summary of Events for the three-month and six-month periods ended June 30, 2014 is described below. This Summary of Events is supplementary to and should be read in conjunction with the interim condensed consolidated financial statements of the Company as of June 30, 2014.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three-month and six–month periods ended June 30, 2014 and 2013:

(in millions of pesos)

ANALYSIS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013:

Net income: Net income attributable to the Company’s shareholders totaled 354 in the period under review and 189 in 2013 quarter.

Sales: Sales increased 1,113 to 4,938 from 3,825 in 2013 quarter, mainly due to increases in the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments of 731, 684, 237 and 151, respectively, partially offset by a rise in eliminations attributable to intercompany sales in the amount of 689.

Gross profit: Gross profit increased 628 to 1,594 in the quarter under review from 966 in 2013 quarter, basically due to improvements of 381, 127, 101 and 80 in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, Petrochemical and Gas and Energy business segments, respectively. Conversely, the results for intersegment transactions represented a loss of 29 in the period under review, in contrast to a profit of 32 in 2013 quarter, mainly due to variations of levels of oil refineries.

Administrative and selling expenses: Administrative and selling expenses totaled 589 in the quarter under review and 409 in 2013 quarter. Such rise is basically attributable to higher tax charges and transportation expenses derived from the increases in sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 11 in 2014 quarter and 14 in 2013 quarter.

Other operating income (expenses), net:  Other operating income (expenses), net improved 74, accounting  a loss of 108 in the period under review, compared to a loss of 182 in 2013 quarter. The comparative quarter was affected by higher contingencies, idle capacity and environmental remediation.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees decreased 177, accounting for a loss of 168 in 2014 quarter compared to a gain of 9 in 2013 quarter. The indicated decrease is mainly generated by the recognition of a loss of 228 in 2014 in the equity interest in OCP, partially offset by improvements of 35 and 30 on the results of the equity interest in CIESA-TGS and Refinor, respectively.

Operating income: Operating income increased 348 to 718 in the period under review from 370 in 2013 quarter, mainly due to improved gross profit and Other operating income (expenses), partially offset by higher administrative and selling expenses and losses in share of profit of equity-accounted investees.

Financial results: Financial results accounted for a gain of 18 in 2014 quarter compared to a loss of 3 in 2013 quarter. This improvement is primarily attributable to the lower indebtedness of the Company, which in 2014 quarter is greater net monetary asset position in foreign currency, for which improvements were generated on lines of interest and exchange differences.

Income tax: Income tax charge totaled 344 and 154 in 2014 and 2013 quarters, respectively. Higher income tax charges for 2014 quarter are attributable to the increase in operating income in the quarter under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 684 to 2,570 in 2014 quarter from 1,886 in 2013 quarter.

Crude oil sales increased 483 to 2,037 in 2014 quarter from 1,554 in 2013 quarter, mainly due to an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes attributable to the sale of interest in Puesto Hernández Joint Operation (UTE) in January 2014 and the natural decline of mature fields. Additionally, production in 2014 quarter was negatively affected by weather issues.

Gas sales increased 205 to 505 in 2014 quarter from 300 in 2013 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas (Gas Plus) production prices in the Neuquén basin. Sales volumes did not reflect significant changes and totaled 252 MMcf/d in 2014 quarter, with an increase in production from the Neuquén basin due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

Gross profit: Gross profit was 904 in 2014 quarter and 523 in 2013 quarter. Margin on sales increased to 35.2% in 2014 quarter from 27.7% in 2013 quarter, as a result of the improvement in average sales prices mentioned above, partially offset by an increase in the lifting cost.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 731 to 2,755 in 2014 quarter from 2,024 in 2013 quarter, mainly due to the recovery of refined product sales prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of 73.

In 2014 quarter, total sales volumes of refined products showed an increase of 6.8% to 467.1 thousand cubic meters from 501.1 thousand cubic meters, in line with lower demand in the quarter under review.

Gross profit: Gross profit for this business segment totaled 357 in 2014 quarter and 230 in 2013 quarter, with margins on sales of 13% and 11.4%, respectively. This improvement is primarily attributable to the recovery of sales prices, partially offset by an increase in purchase costs for supplies.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2014 quarter, Sales increased 237 to 1,072 from 835 in 2013 quarter, mainly due to increased sales of styrenics and products resulting from the catalytic reformer plant operations.

Styrenic products sales revenues increased 149 to 715 from 566, as a consequence of a 57.8% improvement in average sales prices, in line with international reference prices, partially offset by a 19.9% decline in sales volumes attributable to reduced exports, basically of styrenic and synthetic rubber. Conversely, in 2014 quarter sales volumes of polystyrene and BOPS increased due to labor conflicts that affected the Zárate plant in 2013 quarter.

Sales revenues resulting from the catalytic reformer plant operations increased 88 to 357 from 269, mainly due to a 52.4% improvement in average prices, partially offset by an 12.9% decline in sales volumes.

Gross profit: Gross profit totaled 199 in 2014 quarter and 98 in 2013 quarter and gross margin on sales increased to 18.6% from 11.7% in 2013 quarter, mainly derived from an improvement in international spreads of styrenic products. Gross profit in 2013 quarter was negatively impacted by higher purchase costs and BOPS polystyrene derivatives indicated lower production in the 2013 period.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Electricity Generation

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market, with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the remuneration of generators according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, resulting in an equivalent lower level of sales and costs. From May 2014, Resolution No. 529 of the Ministry of Energy established tariff increases and new salaries to electrical generators, retroactive to February 2014.

Sales: In 2014 quarter, Sales of electricity generation decreased 54 to 388 from 442, mainly as a consequence of lower generation in 2014 quarter mentioned. Accordingly, sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,722 GWh in 2014 quarter and 2,067 GWh in 2013 quarter, mainly as a consequence of plant shutdowns scheduled by Genelba and Genelba Plus.

Gross profit: Gross profit for this business segment totaled 166 in 2014 quarter and 98 in 2013 quarter and gross margin on sales increased to 42.8% from 22.2% in 2013 quarter. The improvement in the period under review is mainly attributable to regulatory changes in the WEM mentioned above.

Marketing and Transportation of Gas

Sales: In 2014 quarter sales revenues increased 157 to 531 from 374 mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among segments, since 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of 69 in Marketing and Transportation of Gas segment.

Revenues from gas sales increased 227 to 528 from 301, mainly due to an improvement in average sales prices and offset by a 2.3% increase in sales volumes which totaled 251 million cubic feet per day in 2014 quarter. The improvement in average sales prices was mainly attributable to the increases in volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to a change in the customers mix, with an increased share of sales to industries with higher average sales prices.

Gross profit: Gross profit totaled 4 and 15 in 2014 and 2013 quarters, respectively.

ANALYSIS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014 AND 2013:

Net income: Net income attributable to the Company’s shareholders totaled 1,052 in the period under review and 414 in 2013 period.

Sales: Sales increased 2,352 to 9,568 from 7,216 in 2013 period, mainly due to increases in the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments of 1,534, 1,133, 563 and 322, respectively, partially offset by a rise in eliminations attributable to intercompany sales in the amount of 1,200.

Gross profit: Gross profit increased 1,273 to 3,146 in the period under review from 1,873 in 2013 period, mainly due to the recomposition of the sales prices, partially offset by higher production costs and purchase of inputs. In this regard, improvements are observed of 819, 238, 237 and 141 in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, Petrochemical and Gas and Energy business segments, respectively. Accordingly, the results for intersegment transactions represented a loss of 162 in the period under review, mainly due to variations of levels of stocks in the refiney.

Administrative and selling expenses: Administrative and selling expenses totaled 1,101 in the period under review and 777 in 2013 period. Such rise is basically attributable to higher tax charges and transportation expenses derived from increased sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 25 in 2014 period and 32 in 2013 period.

Other operating income (expenses), net:  Other operating income (expenses), net improved 215, accounting   losses of 86 in the period under review, and 301 in 2013 period. This improvement is mainly attributable to the sale of interest in Puesto Hernández Joint Venture (UTE) in the period under review, which accounted for a gain of 181, and to a loss of 34 in 2013 period attributable to the sale of Distrilec’s shares.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees decreased 207, accounting a loss of 175 in 2014 period compared to a gain of 32 in 2013 period. The indicated decrease is mainly generated by the recognition of a loss of 228 in 2014 in the equity interest in OCP, and in lower level by a negative variation of 26 in the equity interest in CIESA-TGS, whose net monetary liability position in foreign currency was negatively affected by the devaluation of the peso during 2014 period. These effects were partially offset by improvements in the results of 54 in the equity interest in Refinor.

Operating income: Operating income increased 964 to 1,759 in the period under review from 795 in 2013 period, mainly due to improved gross profit and Other operating income (expenses), partially offset by higher administrative and selling expenses and losses in share of profit of equity-accounted investees.

Financial results: Financial results accounted a gain of 202 in 2014 period compared to a loss of 29 in 2013 period. This improvement is primarily attributable to the effects of higher devaluation of the Argentine peso against the US dollar (25% and 10% in the 2014 and 2013, respectively) on the net monetary asset position in foreign currency. In a lower level, the period under review reflected an improvement in the line of interest, as a result of lower indebtedness of the Company.

Income tax: Income tax charge totaled 888 and 301 in 2014 and 2013 periods, respectively. Higher income tax charges for 2014 period are attributable to the increase in operating income in the period under review.

Summarized Balance Sheet and Income Statement Structure

Consolidated Balance Sheet
(in millions of Argentine pesos)

	06-30-14	12-31-13
Current assets	8,524	6,596
Non-current assets	15,225	14,266
Total assets	23,749	20,862
Current liabilities	4,428	4,028
Non-current liabilities	6,201	5,139
Total liabilities	10,629	9,167
Shareholders' equity attributable to shareholders of the Company	12,205	10,961
Shareholders' equity non-controlling interest	915	734
Shareholders' equity	13,120	11,695
Total liabilities and shareholders' equity	23,749	20,862

Consolidated Statement of Income
(in millions of Argentine pesos)

	For the six-month period ended	
	06-30-14	06-30-13
Operating income	1,759	795
Financial results	202	(29)
Subtotal	1,961	766
Income tax	(888)	(301)
Net income	1,073	465
Attributable to:		
Shareholders of the Company	1,052	414
Non-controlling interest	21	51
Total	**1,073**	**465**
Net income for the period	1,073	465
Other comprehensive income	376	56
Other comprehensive income for the period	**1,449**	**521**
Attributable to:		
Shareholders of the Company	1,244	421
Non-controlling interest	205	100
Total	**1,449**	**521**

Consolidated Statement of Cash Flows
(in millions of Argentine pesos)

	For the six-month period ended	
	06-30-14	06-30-13
Cash and cash equivalents at the beginning of the year	1,193	1,260
Net cash provided by operations	1,921	956
Net cash used in investing activities	(1,251)	(940)
Net cash used in financing activities	(182)	(77)
Effect of exchange rate change on cash	218	38
Cash and cash equivalents at the end of the period	1,899	1,237

	06-30-14	12-31-13
a- *Liquidity*		
(Current assets / Current liabilities)	1.925	1.638
b- *Solvency*		
(Shareholders´ equity / Total liabilities)	1.234	1.276
c- *Immobilization*		
(Non-current assets / Total assets)	0.641	0.684

Statistical Data

Note	For the six-month period ended June 30,				
		2014	2013	2012	2011	2010
Crude oil sales (thousands of barrels)						
Argentina	(e)	6,639	8,282	6,699	6,356	6,898
Bolivia		58	63	79	78	87
Ecuador	(a)	-	-	-	-	344
Total		**6,697**	**8,345**	**6,778**	**6,434**	**7,329**
Natural gas sales (thousands of cubic feets)						
Argentina		44,885	45,314	49,095	47,558	50,849
Bolivia		1,134	1,313	1,602	1,847	2,274
Total		**46,019**	**46,627**	**50,697**	**49,405**	**53,123**
Petrochemical sales (tons)						
Fertilizers (tons)	(b)	-	-	-	-	19,722
SBR (tons)		20,381	24,994	22,664	24,084	23,154
Styrene (Argentine) (tons)		35,858	47,861	45,029	39,740	43,458
Styrene (Brazil) (tons)	(c)	-	-	-	42,016	73,055
Polystyrene (Argentine) (tons)		29,325	26,555	32,407	29,350	30,309
Polystyrene (Brazil) (tons)	(c)	-	-	-	37,869	65,872
Other derivered products (m3)	(d)	165,604	185,236	183,693	-	-
		251,168	**284,646**	**283,793**	**173,059**	**255,570**
Refining products sales (m3)						
Gasoline		243,389	265,146	273,809	371,824	383,635
Gas oil		383,136	375,027	397,980	651,503	909,166
Fuel Oil / IFOs / Asphalts		212,191	239,515	228,020	331,739	419,158
Other derivered products (m3)	(d)	95,605	73,233	84,679	255,562	270,118
		934,321	**952,921**	**984,488**	**1,610,628**	**1,982,077**
Electricity generation (gwh)						
Energy produced		**3,121**	**3,236**	**3,108**	**2,148**	**2,991**
Contracted sales		622	1,527	1,549	1,340	1,409
Spot sales		2,966	2,473	2,342	1,635	2,195
Total sales		**3,588**	**4,000**	**3,891**	**2,975**	**3,604**

(a) In November 2010 concluded contracts in Ecuador.

(b) In January 2010 the Company sold the fertilizer business.

(c) In March 2011 the Company sold Innova.

(d) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

(e) In January 2014 the Company sold its participation in Puesto Hernández (UTE).

Outlook

Our main goal for 2014 is to consolidate Petrobras Argentina as a robust, efficient and profitable company that will allow us to overcome the challenges posed by the context, a company acting with flexibility and identifying new business opportunities to capitalize feasible investment alternatives in the near future in order to increase our oil and gas reserves.

Concerning the Oil and Gas Exploration and Production business, the Company plans to continue with and strengthen non-conventional hydrocarbons development. In this respect, and in line with the activities performed in 2013, the Company’s efforts will continue to be focused on making discoveries both in conventional and non-conventional reservoirs. On the other hand, the Company will seek to consolidate the process started in 2013 involving renegotiation with the Provinces of the concessions expiring in the next years.

Concerning Refining and Distribution activities, in 2014 the Company expects to reap the benefits from the comprehensive efficiency program implemented as from the last quarter of 2013, involving the centralization of the former Industrialization and Marketing Managements in the Downstream business unit. This model will allow to coordinate efforts between each link of the downstream chain as well as to simplify management and capture synergies with the Petrochemicals business segment.

In the Petrochemicals business segment, in 2014 we will continue with a focus on securing availability of basic raw material at prices in line with those for our products. We will also concentrate on placing all other costs at a level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable commercialization alternatives.

Ronaldo Batista Assunção

Representative Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of June 30, 2014

(presented on a comparative basis with 2013)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Stated in millions of Argentine pesos)

Note	Three-month 06/30/2014	Three-month 06/30/2013	Six-month 06/30/2014	Six-month 06/30/2013
Sales		4,938	3,825	9,568	7,216
Cost of sales	5	(3,344)	(2,859)	(6,422)	(5,343)
Gross profit		1,594	966	3,146	1,873
Administrative and selling expenses	6	(589)	(409)	(1,101)	(777)
Exploration expenses	7	(11)	(14)	(25)	(32)
Other operating income (expenses), net	8	(108)	(182)	(86)	(301)
Share of profit of equity accounted investees	14.3	(168)	9	(175)	32
Operating income		718	370	1,759	795
Financial results					
Financial income	9	182	141	625	265
Financial costs	9	(164)	(144)	(423)	(294)
Income before income tax		736	367	1,961	766
Income tax	10	(344)	(154)	(888)	(301)
Net income		**392**	**213**	**1,073**	**465**
Earnings per share basic / diluted (in pesos)		0.175	0.094	0.521	0.205
Attributable to:					
Shareholders of the Company		354	189	1,052	414
Non-controlling interest		38	24	21	51
Total		**392**	**213**	**1,073**	**465**

 Notes 1 to 26 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

 (Stated in millions of Argentine pesos)

a) Concepts in subsequent years will be reclassified to the income statement

Notes 1 to 26 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Stated in millions of Argentine pesos)

Note	06/30/2014	12/31/2013
CURRENT ASSETS			
Cash and cash equivalents	11	1,899	1,193
Other investments	15	32	23
Trade receivables	12	2,802	2,519
Other receivables	13	1,750	1,551
Inventories		2,041	1,310
Total current assets		8,524	6,596
NON-CURRENT ASSETS			
Trade receivables	12	68	73
Other receivables	13	194	245
Inventories		64	58
Other investments	15	336	301
Investments in associates	14.2	4,232	3,568
Investments in companies under joint control	14.1	489	497
Property, plant and equipment	16	9,842	9,524
Total non-current assets		15,225	14,266
Total assets		**23,749**	**20,862**
CURRENT LIABILITIES			
Accounts payable		2,782	2,553
Short-term loans	17	147	208
Payroll and social security taxes		204	304
Taxes payable		815	578
Provisions	18	480	385
Total current liabilities		4,428	4,028
NON-CURRENT LIABILITIES			
Accounts payable		7	7
Long-term loans	17	2,474	2,024
Employment benefit obligations	19	389	336
Deferred income tax liabilities		1,004	548
Provisions	18	2,327	2,224
Total non-current liabilities		6,201	5,139
Total liabilities		**10,629**	**9,167**
EQUITY			
Capital Stock	20	2,019	2,019
Other items in Capital		2,186	2,186
Reserves income	21	7,260	6,508
Other		(693)	(693)
Unapropiated retained earnings	22	1,052	752
Other comprehensive income	23	381	189
Total shareholders' equity attributable to:			
Shareholders of the Company		12,205	10,961
Non-controlling interest		915	734
Total equity		**13,120**	**11,695**
TOTAL LIABILITIES AND EQUITY		23,749	20,862

Notes 1 to 26 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Stated in millions of Argentine pesos)

a) Balances due to business combination of companies under common control

b) Note 14.5

c) As required by the Shareholders’ Meeting of March 21, 2013.

d) As required by the Shareholders’ Meeting of March 27, 2014

Notes 1 to 26 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

 (Stated in millions of Argentine pesos)

Note	06/30/2014	06/30/2013
Cash provided by (used in) operations:			
Net income		1,073	465
Reconciliation to net cash provided by (used in) operating activities:			
Share of profit of equity accounted investees	14.3	175	(32)
Financial results, net		(455)	(194)
Depreciation of property, plant and equipment	16	1,206	1,032
Gain from the sales of Puesto Henandez	8	(181)	-
Gain from the sales of Distrilec S.A.	8	-	34
Income tax	10	888	301
Accrued interest	17	79	106
Other		27	(5)
Changes in assets and liabilities:			
Trade receivables		(211)	(142)
Other receivables		(11)	(5)
Inventories		(733)	(284)
Accounts payable		395	205
Payroll and social security taxes		(59)	(47)
Taxes payable		(79)	(17)
Provisions		93	(105)
Dividends collected	14.4	3	7
Interest paid	17	(89)	(104)
Income tax paid		(200)	(259)
Net cash provided by operations		1,921	956
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment		(1,657)	(1,141)
Sale of interests in companies and oil and gas areas		372	177
Net variation in investments other than cash and cash equivalents		13	7
Fideicomiso Financiero de Obra Gasoducto Sur		21	17
Net cash used in investing activities		(1,251)	(940)
Cash provided by (used in) financing activities:			
Net decrease in short term loans	17	(118)	-
Payment of loans with original long-term maturity	17	(40)	(61)
Cash dividends paid		(24)	(16)
Net cash used in financing activities		(182)	(77)
Increase (decrease) in cash and cash equivalents		488	(61)
Cash and cash equivalents at the beginning of the year		1,193	1,260
Effect of exchange rate change on cash and cash equivalents		218	38
Cash and cash equivalents at the end of the period	11	1,899	1,237

Notes 1 to 26 are an integral part and should be read in conjunction with these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on August 5, 2014.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2013, prepared on the basis of IFRS and issued on February 12, 2014.

2.1 Accounting policies and financial statements used

Except as disclosed in Notes 2.1.1, the accounting policies applied by the Company are consistent with those applied in the previous year.

2.1.1. IFRIC 21 “Levies”

Effective for periods beginning on or after January 1, the IASB issued IFRIC 21 "Levies" interpretation, addresses the accounting for a liability to pay a levy imposed by the government according to the law.

In the current period, the application of these standards had no significant impacts on results of operations neither in financial position of the Company.

2.1.2 Financial statements used

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the June 30, 2014 and 2013 and at December 31, 2013, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2 Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at June 30, 2014 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA.

(b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina .

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur, to the sale became effective January 31, 2013.

The liquids obtained from the processing of oil and gas are produced in the business segments of Exploration and Production of Oil and Gas, Refining and Distribution and Petrochemicals. Until the year ended December 31, 2013, the sales of these products was on the segment Gas and Energy, and from 1 January 2014, such sales were decentralized in each of the segments in which produce.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

3. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company is not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements at December 31, 2013 there were no significant changes in the risk management of the Company, or in policies associated with this management.

3.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in Other comprehensive income.

The variation in the exchange rate in the quarter ended June 30, 2014 generated a gain of 281 imputed to "Financial Results" (Note 9) and a deferred gain of 192 imputed OCI (Note 23).

The carrying amounts of assets and liabilities denominated in foreign currencies as of June 30, 2014 and as of December 31, 2013 under report, including designated debt coverage indicated above, are as follows:

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and as of December 31, 2013, were the following:

4. Information business segments

The Company prepares information based on criteria business segments and prepares further relevant information by geographic area.

4.1  Business segments

Below is detailed information on each business segment identified by the Company’s Management:

06/30/2014					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,927	2,375	1,305	1,651	266	8,524
Investment in companies under joint control	-	-	-	489	-	489
Investments in associates	3,970	262	-	-	-	4,232
Other Investments	137	-	-	56	143	336
Property, plant and equipment	7,466	1,193	466	607	110	9,842
Non-current other assets	126	52	41	82	25	326
Total assets	**14,626**	**3,882**	**1,812**	**2,885**	**544**	**23,749**
Total liabilities	**5,763**	**2,395**	**559**	**619**	**1,293**	**10,629**

	12/31/2013					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,468	1,784	991	1,382	(29)	6,596
Investment in companies under joint control	-	-	-	497	-	497
Investments in associates	3,376	192	-	-	-	3,568
Other Investments	109	-	-	64	128	301
Property, plant and equipment	7,105	1,213	458	641	107	9,524
Non-current other assets	92	51	41	159	33	376
Total assets	**13,150**	**3,240**	**1,490**	**2,743**	**239**	**20,862**
Total liabilities	**4,889**	**2,233**	**574**	**603**	**868**	**9,167**

4.2  Relevant information by geographical area

Below is information on assets, Sales, operating income and equity in earnings of affiliates aggregated by geographical area:

5. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

5.1  Expenses attributable to cost of sales

6. Administrative and selling expenses

7.  Exploration expenses

8.  Other operating expenses

9.  Financial results

10.  Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

a) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

(a) The movement for the period ended June 30, 2014 and 2013 includes 7 and (116) imputed "income tax". Additionally, the allowances generated in the periods ended June 30, 2014 and 2013 charge of 68 and 14 accused in OCI, respectively

11.  Cash and cash equivalents

12.  Trade receivables

 (a) The movement for the period ended June 30, 2014 includes (46) charged in "Administrative and Selling Expenses”.

13.  Other receivables

(a) The movement for the period ended June 30, 2014 includes (145) charged in "Other comprehensive income”.

14.  Investments in related companies

14.1 Investments in joint ventures

At June 30, 2014 the book value of the investment in CIESA (TGS 's controlling shareholder ) amounts to 489 and represents about 2% of the total assets of Petrobras Argentina .

TGS Regulatory Framework – Tariff Schedule

On April 7, 2014, through Resolution No. I-2852 ENARGAS approved tariff schedules applicable to the Natural Gas Transportation public utility provided by TGS, effective April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase as from April 1, 2014, an accumulated 14% increase since June 1, 2014 and an accumulated 20% increase since August 1, 2014.

These increase will be allocated to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels of the natural gas transportation service according to the Regulatory Framework of the natural gas industry.

Publication of tariff schedules represents the partial implementation of the Provisional Agreement entered into on October 9, 2008 by TGS and UNIREN (Public Utility Agreement Renegotiation and Analysis Unit) (the “Provisional Agreement”), ratified by Executive Order No. 1,918/09. In this respect, the Company will continue seeking the full implementation of the Provisional Agreement through the legal actions already initiated.

14.2. Investments in associates

(a) Includes Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. t Petrowayú S.A.

(b) Activity of the six-month period ended June 30, 2014 are shown (735) under “Other comprehensive income”

14.3 Share of profit of equity accounted investees

14.4 Cash dividends

14.5 Interest minoritary

15.  Other investments

(a) The movement for the period ended June 30, 2014 includes (20) charged in "Other comphensive income”.

16.  Property, plant and equipment

Note	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost								
12/31/2012		11,657	4,366	1,165	1,156	1,044	1,829	21,217
Translation effect		597	10	-	-	15	20	642
Additions		360	4	-	1	2,196	180	2,741
Net decreases and transfers		1,821	76	19	187	(1,990)	(68)	45
12/31/2013		**14,435**	**4,456**	**1,184**	**1,344**	**1,265**	**1,961**	**24,645**
Translation effect		851	12	-	-	31	25	919
Additions		140	1	-	-	1,111	124	1,376
Net decreases and transfers	(a)	(509)	(256)	-	66	(1,141)	(90)	(1,930)
06/30/2014		**14,917**	**4,213**	**1,184**	**1,410**	**1,266**	**2,020**	**25,010**
Depreciation								
12/31/2012		6,983	3,487	583	487	-	1,197	12,737
Translation effect		195	3	-	-	-	6	204
Net decreases		-	(10)	-	-	-	(4)	(14)
Depreciation		1,656	308	87	72	-	71	2,194
12/31/2013		**8,834**	**3,788**	**670**	**559**	**-**	**1,270**	**15,121**
Translation effect		304	5	-	-	-	8	317
Net decreases	(a)	(999)	(452)	-	-	-	(25)	(1,476)
Depreciation		938	149	43	37	-	39	1,206
06/30/2014		**9,077**	**3,490**	**713**	**596**	**-**	**1,292**	**15,168**
Net book value 06/30/2014		5,840	723	471	814	1,266	728	9,842
Net book value 12/31/2013		5,601	668	514	785	1,265	691	9,524

 (a) Production wells, exploratory wells and oil and gas properties line includes the disposal of fixed assets by selling to YPF its interest in the joint operation (UTE) Puesto Hernandez (Note 25).

17.  Financial loans

The breakdown of loans as of June 30, 2014 and December 31, 2013 is as follows:

Loan activity

Activity in loans and financing as of June 30, 2014 and 2013 are as follows:

The maturities of the financial loans as of June 30, 2014 and December 31, 2013 are as follows:

18.  Provisions

(a) Includes 52 shown under Other operating income (expense), 15 shown under Other comprehensive income (Note 8) and (101) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2013 there were no significant changes in all aspects of the provisions recorded by the Company.

19.  Social benefits and other payroll benefits

At June 2014 the evolution of pension plan liabilities is as follows:

The liabilities of payroll benefits include the following:

20.  Capital stock

As of June 30, 2014, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

21.  Reserves

22.  Unappropriated retained earnings

23.  Other comprehensive income

24.  Related party transactions

Balances and transactions with related companies

Balances as of June 30, 2014 and December 31, 2013 for transactions with related companies are the following:

The main transactions with related companies for the six-month periods ended June 30, 2014 and 2013 are as follows:

25.  Operations in Joint Operation

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 million and recognized income before income tax of 181. This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, whose assets represented approximately 1% of the total assets of the Company.

The joint operation (UTE) agreement for the exploration and potential exploitation of the area Parva Negra Este, was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. The Company has the commitment to drill four onshore wells in the next two years, with a guaranteed amount of USD 27 million for the first year.

The Company signed with the Province of Rio Negro the Renegotiation Agreement established in Provincial Law No. 4818/13, in order to extend the term of 10 years the validity of the three concessions of 25 de Mayo - Medanito Jagüel de los Machos and Río Neuquén. This Agreement was presented at a Public Audience of June 23, 2014, the final approval from Provincial Executive in pending.

26.  Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2014, or the results of its operations for the six-month period then ended.

GLOSSARY:

ADS	American Depositary Shares
Bol	Bolívares
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores (Argentine Securities Comision)
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENRARGAS	Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency)
EUR	Euros
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCI	Other Comprehensive income
OCP	Oleoducto de Crudos Pesados Ltd.
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrobras Entre Lomas S.A.
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PIB BV	Petrobras Internacional Braspetro BV
PFB	Petrobras Finance Bermudas Ltd
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
USD	United States Dollars
WEM	Wholesale Electricity Market
S Bol	Pesos bolivianos

REPORT ON REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders, President and Directors of Petrobras Argentina S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA" or "the Company") and its subsidiaries, including the consolidated statement of financial position as of June 30, 2014, the consolidated statements of income and comprehensive income for the three and six-month period then ended and the consolidated statements of changes in shareholders' equity and cash flows for the six-month period then ended and the selected explanatory Notes. The balances and other information for the year 2013 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in the paragraph "Scope of Review".

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed interim consolidated financial statements and in the preparation of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Fundamentals of our conclusion with exceptions

We were unable to review the financial information as of June 30, 2014 supporting the value recorded for the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $ 3,832 million.

Conclusion

Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work as mentioned in paragraph “Fundamentals of our conclusion with exceptions”, no issues have come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with International Accounting Standard No. 34.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, April 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 21, 2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney